SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S PROPOSAL AND MANUAL FOR PARTICIPATION IN THE SPECIAL MEETING OF PREFERRED SHAREHOLDERS October 24, 2025 2/18 CONTENTS I. Message from Management ..................................................................................................... 3 II. Guidelines for Participation in the Special Meeting of Preferred Shareholders .................. 5 Participation via Ballot Paper .................................................................................................. 6 Participation via Digital Platform ............................................................................................. 7 Convening of the Special Meeting of Preferred Shareholders ............................................ 11 Voting Rights .......................................................................................................................... 11 Approval of the Matters on the Agenda ................................................................................ 11 Final guidelines ....................................................................................................................... 12 III. Call Notice ................................................................................................................................ 12 Management’s Proposal ............................................................................................................ 15 3/18 I. MESSAGE FROM MANAGEMENT Dear Shareholder: I am pleased to direct you to this Management Proposal and Manual for Participation in the Special Meeting of Preferred Shareholders of Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote ("Special Meeting"). This document has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility. The Proposal aims to present, in a clear and brief way, information related to the Company’s Shareholders’ Meeting, offering contributions that help the understanding of the proposals for resolution, encouraging the participation of shareholders in the events on the Company's corporate agenda. The matters to be presented for resolution of shareholders as well as the types of shares granting the right to vote on the item of the agenda is described in the Call Notice and in the Management’s Proposal. It should be noted that this Special Meeting is held in accordance with Article 136, Paragraph 1 of Law No. 6,404/1976 (“Brazilian Corporate Law”), and is intended exclusively for holders of PN shares (as defined below), for the purpose of deciding on the ratification (“PN Ratification”) of the mandatory conversion of all PN shares into common shares and class “C” preferred shares, registered, book-entry and without nominal value (“PNC”), compulsorily redeemable, at the ratio of one new common share and one new PNC share for each preferred share (“PN Conversion”). The Company clarifies that PN Convertion constitutes a step in the process of changing its shareholding structure and migrating the Company to the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (“Novo Mercado”) (“Migration to Novo Mercado”), which has already been approved by shareholders holding common shares at the Extraordinary General Meeting, held on August 22, 2025 ("EGM 08.22.2025"). Among other matters approved at the EGM 08.22.2025, prior to the PN Conversion, was the unification of class “A” (“PNA”) and class “B” (“PNB and, together with PNA shares, “PN”) preferred shares, with the mandatory conversion of all PNB shares into PNA shares ("PN Unification"), the effectiveness of which is conditional upon the approval of creditors whose respective financial instruments provide for early maturity of the debts of the Company or its subsidiaries (“Waivers”). In this regard, given that the process of obtaining the Waivers is nearing completion, the Company clarifies that PN Unification will be completed prior to the Special Meeting of Preferred 4/18 Shareholders. The Company will disclose in an timely manner a Material Fact informing the dates related to the completion of PN Unification, including the date on which the current PNB shareholders will have their respective PNA shares credited. Thus, prior to the Special Meeting hereby convened, all shareholders currently holding preferred shares will be holders of PNA shares and may decide whether or not to ratify the PN Conversion previously approved by the EGM 08.22.2025. It should be noted that PN Conversion is also subject to approval by B3 of the Migration to the Novo Mercado, bearing in mind that the migration request submitted by the Company is currently under review by B3. The approval of the Migration to Novo Mercado will also be communicated to the market by the Company in due course. The Special Meeting of Preferred Shareholders is hereby convened to take place, on first call, on October 17, 2025, at 11 a.m., and will be held exclusively digitally, with the participation of its shareholders virtually, through Ten Meetings digital platform, without prejudice to the possibility of exercising the vote by means of a Distance Voting Ballot. It is also important to mention that the Meeting will be attended, among others, by members of the Executive Board and representatives of the Supervisory Board, who will be in a position to provide additional clarifications on the matter on the agenda, in accordance with their respective duties. Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in this Meeting. Yours sincerely, Marcel Martins Malczewski Chairman of the Board of Directors 5/18 II. GUIDELINES FOR PARTICIPATION IN THE SPECIAL MEETING OF PREFERRED SHAREHOLDERS Holders of preferred shares may attend the Meeting: (i) via distance voting ballot available to shareholders on the following websites: the Company’s (http://ri.copel.com), B3 and Brazilian Securities and Exchange Commission - CVM; or (ii) via the Digital Platform, which may be accessed in person or by duly appointed proxy, pursuant to CVM Resolution no. 81/2022 - RCVM 81, as described below. Participation via Ballot Paper In order to facilitate and encourage the participation of its shareholders, Copel will adopt the remote voting system under the terms of RCVM 81, allowing its Shareholders to send distance voting ballots through their respective custody agents, the Bookkeeping Agent (Itaú Corretora de Valores S.A.) or directly to the Company, in accordance with the following guidelines: Distance voting ballots have been made available on Copel’s website (ri.copel.com) and on the CVM's (gov.br/cvm) and B3's (b3.com.br) websites, in printable and manually fillable versions. The Company clarifies that, since on the date of the convening of this Special Meeting, the implementation of the PN Unification has not yet been finalized, the current holders of class “A” preferred shares (PNA) and class “B” preferred shares (PNB) may fill out the Distance Voting Ballots until the effective implementation of PN Unification. By the end of the period for completing and submitting the Voting Ballots, all current preferred shareholders will be holders of PNA shares. Shareholders who choose to exercise their right to vote at a distance may (a) fill out and send the voting form to the Company, or (b) transmit the filling out instructions to qualified service providers, according to the guidelines below: • Exercise of voting rights through service providers - Remote voting system Shareholders who choose to exercise their voting rights remotely through service providers must transmit their voting instructions to their respective custody agents or through B3's Central Depository or, if the shares are in a book-entry environment, through the book-keeper, in compliance with the rules determined by the latter. To this end, shareholders must contact their custody agents, access B3's Central Depository or contact the bookkeeping agent and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so. 6/18 The Ballot Papers must be sent to the custody agent, to the Central Depositary of B3 or to the bookkeeping agent, as applicable, in accordance with the procedures established by them, by November 13, 2025 or another specific date indicated by them. • Shareholder sending the ballot directly to the Company The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: ri@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Office, at its Investor Relations Department. In order for the Voting Ballot to be considered valid, it is essential that: (i) all of its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and in accordance with current legislation, has signed the form, and that it is accompanied by a copy of the following documents: (a) for natural person shareholders: identity document with photo of the shareholder and/or his representative, as case may be; (b) for legal entity shareholders: • last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and • identity document with a photo of the legal representative; and (c) for investment funds: • last consolidated regulation of the fund; • bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund; • corporate documents that prove the powers of representation; and • identity document with a photo of the legal representative. 7/18 The documents must be received by the Company, in full order, within four days prior to the date of the Special Meeting, that is, by November 13, 2025 (inclusive), pursuant to article 27 of CVM Resolution no. 81/2022. Any ballots received after the aforementioned date will be disregarded. Within three days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of CVM Resolution no. 81/2022 Exceptional situations In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company or by the Central Depositary, and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant CVM Resolution no. 81/2022; (ii) in the event of receipt of divergent ballot papers for the same CPF or CNPJ number, received directly by the Company or by the Central Depositary, the ballot from the Central Depositary shall prevail, pursuant to CVM Resolution no. 81/2022; (iii) when the Central Depositary receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to CVM Resolution no. 81/2022; (iv) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the Meeting itself; and (v) in the event of adjournment of the Meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to CVM Resolution no. 81/2022. 8/18 Participation via Digital Platform The Meeting will be held exclusively in digital mode, with shareholders attending virtually through the Ten Meetings digital platform (“Digital Platform”). Therefore, shareholders shall not attend the Meeting in person. For participation via Ten Meetings digital platform, up to 2 days prior to the event, that is, November 15, 2025, the shareholder must necessarily access https://assembleia.ten.com.br/915871385, fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Meeting. Natural person shareholder (a) valid identification document with photo of the shareholder and the proxy, if applicable; (b) instrument granting powers to a third party, if the shareholder participates through a proxy; and (c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. Legal entity shareholder (a) valid identification document with photo of the legal representative; (b) documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney; (c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. Investment Fund (a) valid identification document with photo of the legal representative; (b) regulation in force of the fund; (c) Articles of incorporation or bylaws of its manager or administrator, as the case may be, subject to the voting policy of the fund; (d) documents evidencing representation, including a copy of the minutes of the election of the manager(s) or administrator(s) who will attend the Meeting or who, as the case may be, granting (in) the power of attorney for participation in the Meeting, and the power of attorney; and (e) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. 9/18 For participation through a proxy, the granting of representation powers must have taken place less than one (1) year before, pursuant to art. 126, § 1 of Law 6,404/1976 (Brazilian Corporate Law). Additionally, in compliance with the provisions of art. 654, §1 and §2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, the date and the purpose of the grant, with the designation and extension of the powers granted. The formalities of signature confirmation, authentication, notarization, consularization, apostille or sworn translation are exceptionally waived with in relation to the above documents. It should be noted that documents in Portuguese, English and Spanish are also exempt from free translation. In such cases, the shareholder is responsible for the veracity and integrity of the documents submitted. Natural persons who are shareholders of Copel may only be represented at the Meeting by a proxy who is a shareholder, officer of the Company, lawyer or financial institution, as provided for in art. 126, paragraph 1 of the Brazilian Corporate Law. Legal entities that are shareholders of the Company may be represented by a proxy appointed in accordance with their articles of association or bylaws and in accordance with the rules of the Civil Code, without the need for such person to be an officer of the Company, a shareholder or a lawyer (Proc. CVM RJ2014/3578, j. 4.11.2014). Copel will analyze the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation. The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company. It should be noted that the registration confirmation e-mail, as well as the reminder for the Meeting, will be sent exclusively to the e-mail address informed in the participation registration. Under the terms of article 6, paragraph 3 of CVM Resolution no. 81/2022, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the link https://assembleia.ten.com.br/915871385 and/or fail to attach the necessary participation documents within the deadline provided herein (until November 15, 2025, without delay). 10/18 Failure to receive registration If the shareholder (or his/her proxy, as the case may be) has not received the confirmation of his/her registration, he/she should contact the Company, through the e-mail ri@copel.com or by telephone +55 (41) 3331- 4011 within 2 (two) hours before the start time of the Meeting, so that the guidelines can be forwarded to him/her. In the event of the need for documentary supplementation and/or additional clarifications regarding the documents sent for the purposes of registration of participation, the Company will contact the shareholder (or their respective proxy, as the case may be) to request such documentary supplementation and/or additional clarifications in a timely manner, allowing the confirmation of the registration within the period referred to above. Login information and guidelines to access the Digital Platform: • Login information: After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines to log into the Digital Platform. • Confidentiality: The information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by Copel under the terms of this Proposal. • Shareholders’ responsibilities: While using the Digital Platform, shareholders commit to: (i) use the logins and passwords registered solely and exclusively for the remote participation and/or voting on the Meeting, (ii) not to transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, being the invitation non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting. • Technology Requirements: To access the Digital Platform, the following are required: 11/18 (i) computer or smartphones with camera and audio that can be enabled; and (ii) internet access connection of at least 10mb. • Supported browsers: Google Chrome, Edge or Safari. • Incompatible browser: Mozilla Firefox is not compatible with the Digital Platform. • • VPN and cameras: It is recommended that the shareholder disconnect any VPN or platform that may be using his camera before accessing the Digital Platform. • Smartphone: Although the platform is compatible with all operating systems and can also be accessed by smartphone, it is recommended that the shareholder access be made through the computer, in order to have a better view of the event, giving preference to the Wi-Fi network for a more stable connection. • Recording: The Meeting will be recorded in full, as required by item II, Paragraph 1, Article 28, of CVM Resolution no. 81/2022. • Attendance and signing: The duly registered shareholder who participates in the Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant to CVM Resolution no. 81/2022. • Connectivity issues: The Company is not responsible for any operational or connectivity problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means. Holders of ADRs The financial depositary institution of American Depositary Receipts - ADRs in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Special Meeting. The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil. 12/18 Convening and approval of matters on tha agenda of the Special Meeting of Preferred Shareholders Under the terms of Article 136, paragraph 1, of the Brazilian Corporate Law, matters subject to special meetings require the approval of more than half of the holders of preferred shares. In this regard, the Special Meeting will only be installed and able to pass resolutions on first call if shareholders and/or their legal representatives holding more than 50% of the PN shares are present. Should this percentage not be reached, a new Special Meeting of Preferred Shareholders will be scheduled, with at least eight days' notice. Voting right Only holders of preferred shares shall have the right to vote at this Meeting. As explained above, since the implementation of PN Unification will be completed prior to the Special Meeting, holders of PN shares, who will be holders of PNA shares on the day of the Meeting, may participate and will have voting rights at the Special Meeting, provided, of course, that they are holders of PNA shares on the date of the Meeting. Final Guidelines Should there be any doubt concerning the Special Meeting of Preferred Shareholders' procedures and deadlines, please contact the Investor Relations Department at (+55) (41) 3331- 4011 or by e-mail at ri@copel.com. 13/18 III. CALL NOTICE The holders of preferred shares issued by Companhia Paranaense de Energia - Copel are hereby called to attend a Special Meeting of Preferred Shareholders, to be held exclusively in digital form, pursuant to art. 124 of Law no. 6404/76 - Brazilian Corporate Law and CVM Resolution no. 81/2022 - RCVM 81, on November 17, 2025, at 11 a.m., on first call, and therefore considered to be held at the Company’s headquarters, via the Ten Meetings digital platform (https://assembleia.ten.com.br/915871385), to decide on the following agenda: 1. Pursuant to paragraph 1 of article 136 of the Brazilian Corporate Law, ratification (“PN Ratification”) of the mandatory conversion of all preferred shares issued by the Company (“PN”) into common shares and class “C” preferred shares, registered, book-entry and without nominal value (“PNC”), compulsorily redeemable, at a ratio of one new common share and one new PNC share for each PN share (“PN Conversion”). Documents referring to the matter to be discussed at the Special Meeting of Preferred Shareholders, including the Management’s Proposal and the Manual for Participation in Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com). It should be clarified that, under the terms of the Management Proposal and Participation Manual, prior to the date scheduled for the Special Meeting of Preferred Shareholders, the Company will complete the process of unification of class “A” (“PNA”) and class “B” (“PNB”) preferred shares, with the mandatory conversion of all PNB shares into PNA shares. Thus, the Special Meeting of Preferred Shareholders will consider the participation of all shareholders currently holding preferred shares (PN), since all will be holders of PNA shares prior to this Special Meeting, in accordance with the dates that will be disclosed by the Company in due time. The Meeting will be held exclusively in digital mode, so as to promote greater accessibility for shareholders and increase efficiency in the process of organizing and conducting the Meeting. Thus, shareholder participation may be: a) through a voting ballot, the template for which is available to shareholders on the following websites: the Company’s (ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or b) via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to RCVM 81. Shareholders may participate in the Meeting whether or not they have sent in the ballot paper. If they have sent it and choose to also participate in the Meeting, they may change the votes cast via Ballot by expressing this decision at the beginning of the Meeting. 14/18 The Ballots may be sent, under the terms of CVM Resolution no. 81/2022, through the shareholders' custody agents, to the Central Depositary of B3 or, if the shares are in a book-entry environment, to the bookkeeper (Itaú Corretora de Valores S.A.) or, also, directly to the Company, in accordance with the guidelines set out in the Proposal, by November 31, 2025 or, in the case of service providers, within the period set by them. To participate in the Meeting via Digital Platform, up to 2 days before the Meeting is held, that is, until November 15, 2025, the shareholder must access the Ten Meetings platform (https://assembleia.ten.com.br/915871385) fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meeting, namely: • Natural Person Shareholder: a) valid identification document with photo of the shareholder and the proxy, if applicable; b) instrument granting powers to a third party, if the shareholder participates through a proxy; and c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. • Legal Entity Shareholder or Investment Fund: a) valid identification document with photo of the legal representative; b) documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney instrument; c) in the case of an investment fund, copies of: i. regulations of the fund in effect; ii. the articles of association or bylaws of its manager or administrator, as the case may be, in compliance with the fund's voting policy; and d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. For participation through a proxy, the granting of representation powers must have taken place less than one (1) year prior, pursuant to art. 126, paragraph 1 of the Brazilian Corporate Law. In addition, in compliance with the provisions of article 654, paragraph 1 and paragraph 2 of the Civil Code, the power of attorney must contain an indication of the place where it was given, the full qualifications of the grantor and the grantee, the date and purpose of the grant with the designation and extent of the powers conferred. 15/18 Natural persons who are holders of Copel shares may only be represented at the Meeting by a proxy who is a shareholder, officer of the Company, lawyer or financial institution, as provided for in art. 126, paragraph 1 of the Brazilian Corporate Law. Legal entities that are shareholders of the Company may be represented by a proxy appointed in accordance with their articles of association or bylaws and in accordance with the rules of the Civil Code, without the need for such person to be an officer of the Company, a shareholder or a lawyer (Proc. CVM RJ2014/3578, j. 4.11.2014). Shareholders who fail to register and/or report the absence of receipt of access instructions in the manner and within the time limits set out above and in the Proposal will not be able to participate in the Meeting. On the date of the Meeting, the shareholder's attendance will only be recorded by accessing the electronic system, in accordance with the instructions and within the times and deadlines published by the Company. Pursuant to CVM Resolution no. 81/2022, additional information and instructions for access to the Digital Platform and/or submission of the Voting Ballot are included in the Proposal. Curitiba, October 24, 2025 Marcel Martins Malczewski Chairman of the Board of Directors Publication The Call Notice is published, in accordance with current legislation, in the Valor Econômico newspaper, with the first publication on October 27, 2025, and on the Company's website (ri.copel.com). 16/18 IV. MANAGEMENT’S PROPOSAL In order to facilitate the understanding and the attendance of the Shareholders to the Meeting called herein, below are explanations from the Company's Management about the item to be subject to resolution at the Special Meeting, for the exercise of informed voting. *** 1. UNDER THE TERMS OF PARAGRAPH 1 OF ARTICLE 136 OF THE BRAZILIAN CORPORATE LAW, RATIFICATION (“PN RATIFICATION”) OF THE MANDATORY CONVERSION OF ALL PREFERRED SHARES ISSUED BY THE COMPANY (“PN”) INTO COMMON SHARES AND CLASS “C” PREFERRED SHARES, REGISTERED, BOOK-ENTRY AND WITHOUT NOMINAL VALUE (“PNC”), COMPULSORILY REDEEMABLE, AT A RATIO OF ONE NEW COMMON SHARE AND ONE NEW PNC SHARE FOR EACH PN SHARE (“PN CONVERSION”) Clarifications In line with the constant search for improvement of corporate governance, and following the process initiated in recent years, the Shareholders’ Meeting of the Company carried out on August 22, 2025 ("EGM 08.22.2025") approved, among other matters, changes in its shareholding structure, and authorized its management to submit to B3 S.A. — Brazil, Bolsa, Balcão (“B3”) a request for admission of the Company to the special segment of the B3 stock market called Novo Mercado, and of the Company's shares to trading in said segment ("Migration to Novo Mercado"), as well as pertinent statutory amendments. Under the terms of article 8 of the Regulation, except for special classes of preferred shares issued in the event of destatization - as attributed to the State of Paraná pursuant to Art. 5 of the Bylaws - the share capital of the companies listed in the Novo Mercado must be divided exclusively into common shares. Migration to Novo Mercado, therefore, requires the conversion of preferred shares of the Company into common shares. In this context, among other matters, the EGM 08.22.2025 approved: (i) the unification of class “A” (“PNA”) and class “B” (“PNB”) preferred shares, with the mandatory conversion of all PNB shares into PNA shares ("PN Unification"); (ii) the subsequent conversion of all preferred shares issued by the Company (“PN”) into common shares and class “C” preferred shares (“PNC”), compulsorily redeemable, at a ratio of one new common share and one new PNC share for each PN share (“PN Conversion”). 17/18 As clarified in item I of this Manual, considering that the process of obtaining the Waivers is currently being finalized/should be completed by [=], the Company reiterates that PN Unification will be concluded prior to the Special Meeting of Preferred Shareholders, as per the Material Fact to be disclosed by the Company in due course. Thus, prior to the Special Meeting hereby convened, all shareholders currently holding preferred shares will be holders of PNA shares and may decide whether or not to ratify the PN Conversion. Specifically regarding PN Conversion, for clarification purposes, it should be noted that the effectiveness of PN Conversion is conditional upon: (i) ratification by preferred shareholders (“PN Ratification”) within the scope of this Special Meeting; (ii) obtention of Waivers – noting that the last relevant consents will be obtained before the Special Meeting; and (iii) approval of the Migration to Novo Mercado, noting that the request submitted by the Company is under review by B3 and such approval will also be disclosed to the market in due course. In this context, therefore, in order to allow the completion of the Migration to Novo Mercado process, the Company's management proposes to the holders of preferred shares that the Special Meeting of Preferred Shareholders ratify the PN Conversion. The Company's management emphasizes that the proposed PN Conversion contemplates, besides the delivery of the corresponding number of common shares (at a ratio of 1 common share for each PN share), the delivery of 1 compulsorily redeemable PNC share (at a value of R$0.7749 per redeemed PNC share). It is worth noting that shareholders holding PN shares who do not approve the PN Conversion at the Special Meeting of Preferred Shareholders — whether due to dissent, abstention, or absence — will have the right to withdraw from the Company, upon reimbursement of the shares that they can prove to have held uninterruptedly between the date of the Material Fact that announced the PN Conversion, on June 23, 2025, and the date of effective exercise of the right of withdrawal, pursuant to Article 137, paragraph 1, of the Brazilian Corporate Law. It is also important to note that Copel reserves the right to convene a general meeting to ratify or reconsider the deliberation, if Management believes that the payment of the price of reimbursement of the PN shares to the dissenting shareholders who exercised the right of withdrawal will jeopardize the financial stability of the Company, pursuant to Article 137, paragraph 1, of the Brazilian Corporate Law. It should also be emphasized that, pursuant to Article 107 of the Company's Bylaws, in the event of exercise of the right of withdrawal by shareholders holding PN shares, the amount of reimbursement will correspond to the book equity value of the share, calculated based on the net 18/18 equity contained in the last financial statements approved by the general meeting, ensuring the right to draw up the special balance sheet provided for in Art. 45 of the Brazilian Corporate Law. Information regarding the right of withdrawal arising from the PN Conversion, in compliance with Article 21 of CVM Resolution no. 81/2022 (Appendix I). Voting right Only holders of preferred shares shall have the right to vote at this Meeting. As explained above, since the implementation of PN Unification will be completed prior to the Special Meeting, holders of PN shares, who will be holders of PNA shares until the day of the Special Meeting, may participate and will have voting rights at the Special Meeting, provided, of course, that they are holders of PNA shares on the date of the Meeting. Approvals This matter was submitted to the analysis and approval of the Board of Directors at its 263rd extraordinary meeting, held on October 24, 2025. APPENDIX I INFORMATION REGARDING THE RIGHT OF WITHDRAWAL, IN ACCORDANCE WITH ART. 21 OF THE RCVM 81 (APPENDIX H OF RCVM 81) 1. DESCRIBE THE EVENT THAT GAVE OR WILL GIVE RISE TO THE WITHDRAWAL AND ITS LEGAL BASIS. At the General Shareholders' Meeting held on August 22, 2025 (“EGM 08.22.2025”), the Company's shareholders approved, among other matters, changes to its shareholding structure, and authorized the Company to request migration to the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (“Migration to Novo Mercado”) and the respective relevant amendments to the bylaws. Among such matters, the EGM 08.22.2025 approved the mandatory conversion of all preferred shares issued by the Company (“PN”) into common shares and class “C” preferred shares, registered, book-entry and without nominal value (“PNC”), compulsorily redeemable, at a ratio of one new common share and one new PNC share for each PN share (“PN Conversion”). It should be noted that, pursuant to Article 136, II, of the Brazilian Corporate Law, the above proposed structure, with the Conversion of PN shares, pursuant to the Brazilian Corporate Law (Article 137, I), gives the holders of PN shares (regardless of their original class, PNA or PNB) the right to withdraw. The Company notes that, as resolved at the EGM 08.22.2025, PN Conversion has already been approved by the holders of common shares, with its effectiveness being conditional upon: (i) ratification by the Special Meeting of Preferred Shareholders hereby convened (“PN Ratification”); (ii) obtaining approval from creditors whose respective financial instruments provide for early maturity of the debts of the Company or its subsidiaries (“Waivers”); and (iii) effective Migration to the Novo Mercado. As explained in this Management Proposal, the last applicable Waivers will be obtained before the Special Meeting of Preferred Shareholders, and the request for Migration to the Novo Mercado is under analysis by B3. Thus, in the context of adopting measures to effect the Migration to the Novo Mercado, the Company's management convened this Special Meeting for holders of preferred shres to decide on the matter. Shareholders holding PN shares who do not approve PN Conversion at this Special Meeting of Preferred Shareholders — whether due to dissent, abstention, or absence — will have the right to withdraw from the Company, upon reimbursement of the shares that they can prove to have held uninterruptedly between the date of the material fact announcing the PN Conversion, on June 23, 2025, and the date of effective exercise of the right of withdrawal, pursuant to art. 137, paragraph 1, of the Brazilian Corporate Law. The criteria for calculating the reimbursement amount in the event of exercising the right of withdrawal are set out in item 5 below. Finally, the Company notes that it reserves the right to call a general meeting to ratify or reconsider the resolution, if the management believes that the payment of the redemption price of the PN shares to the shareholders who exercised their right of withdrawal will jeopardize the Company's financial stability, pursuant to Article 137, paragraph 3, of the Brazilian Corporate Law. 2. INFORM THE STOCKS AND CLASSES TO WHICH THE RIGHT OF WITHDRAWAL APPLIES The right of withdrawal shall apply to shareholders holding preferred shares (currently holders of PNA and PNB shares, given that the implementation of the mandatory conversion of PNB shares into PNA shares ("PN Unification") will be completed before the Special Meeting) who do not approve the PN Conversion at the Special Meeting of Preferred Shareholders — whether by dissent, abstention, or absence. 3. INFORM THE DATE OF THE FIRST PUBLICATION OF THE CALL NOTICE FOR THE MEETING, AS WELL AS THE DATE OF DISCLOSURE OF THE MATERIAL FACT RELATED TO THE RESOLUTION THAT GAVE OR WILL GIVE RISE TO THE WITHDRAWAL. Material Fact No. 04/25, referring to the proposal that gave rise to the right of withdrawal, was disclosed by the Company on June 23, 2025. The call notice for this Special Meeting of Preferred Shareholders shall be published as of October 27, 2025. 4. INFORM THE DEADLINE FOR EXERCISING THE RIGHT OF WITHDRAWAL AND THE DATE THAT WILL BE TAKEN INTO ACCOUNT FOR THE PURPOSE OF DETERMINING THE HOLDERS OF SHARES WHO MAY EXERCISE THE RIGHT OF WITHDRAWAL. The right of withdrawal may be exercised by uninterrupted holders of PN shares (currently holders of PNA or PNB shares, taking PN Unification into account) between the date of disclosure of the material fact regarding the PN Conversion proposal , June 23, 2025, and the date of effective exercise of the right of withdrawal, pursuant to Article 137, paragraph 1, of the Brazilian Corporate Law, who do not approve the PN Conversion at the Special Meeting of Preferred Shareholders – whether by dissent, abstention, or absence. Pursuant to Article 137, IV, of the Brazilian Corporate Law, the deadline for exercising the right of withdrawal, under penalty of forfeiture, shall be up to 30 days from the date of publication of the minutes of the Special Meeting of Preferred Shareholders (noting that the publication of the minutes of the Special Meeting, in case of approval of the matter, is expected for November 18, 2025). 5. REPORT THE AMOUNT OF THE REIMBURSEMENT PER SHARE OR, SHOULD IT BE IMPOSSIBLE TO DETERMINE IN ADVANCE, THE MANAGEMENT'S ESTIMATE OF THIS AMOUNT. Pursuant to Article 107 of the Company's Bylaws, in the event of exercise of the right of withdrawal by shareholders holding PN shares, the amount of reimbursement will correspond to the book equity value of the share, calculated based on the net equity contained in the last financial statements approved by the general meeting, ensuring the right to draw up the special balance sheet provided for in Art. 45 of the Brazilian Corporate Law. Based on this criterion, the equity value of the Company's shares calculated based on the financial statements for the fiscal year ended December 31, 2024 would correspond to R$ 8.6467556201 per share. 6. INFORM THE METHOD USED TO CALCULATE THE REIMBURSEMENT AMOUNT. The amount of reimbursement will correspond to the book equity value of the share, calculated based on the net equity contained in the last financial statements approved by the general meeting, in accordance with item 5 above. 7. INFORM WHETHER SHAREHOLDERS WILL HAVE THE RIGHT TO REQUEST A SPECIAL BALANCE SHEET. The right to draw up a special balance sheet provided for in Article 45 of the Brazilian Corporate Law shall be granted, subject to the provisions of item 5 above. 8. IF THE REIMBURSEMENT AMOUNT IS DETERMINED BY APPRAISAL, LIST THE EXPERTS OR SPECIALIZED COMPANIES RECOMMENDED BY THE ADMINISTRATION Not applicable. 9. IN THE EVENT OF A TAKEOVER, STOCK INCORPORATION, OR MERGER INVOLVING PARENT AND SUBSIDIARY COMPANIES OR COMPANIES UNDER COMMON CONTROL a. CALCULATE STOCK REPLACEMENT RATIOS BASED ON NET ASSET VALUE AT MARKET PRICES OR OTHER CRITERIA ACCEPTED BY THE CVM b. INFORM WHETHER THE SHARE REPLACEMENT RATIOS PROVIDED FOR IN THE TRANSACTION PROTOCOL ARE LESS FAVORABLE THAN THOSE CALCULATED IN ACCORDANCE WITH ITEM 9 (A) ABOVE c. REPORT THE REIMBURSEMENT AMOUNT CALCULATED BASED ON THE NET ASSET VALUE AT MARKET PRICE OR OTHER CRITERIA ACCEPTED BY THE CVM Not applicable. 10. REPORT THE NET ASSET VALUE OF EACH SHARE CALCULATED ACCORDING TO THE LATEST APPROVED BALANCE SHEET. The book value of the Company's shares calculated based on the financial statements for the fiscal year ended December 31, 2024 would correspond to R$ 8.6467556201 per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 24, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.